Exhibit 99.1

Galmed Announces Positive Part 1 Results from the AM-001 Study of Aramchol Meglumine, an Enhanced Formulation of the Most Clinically Advanced SCD1 Inhibitor

– AM-001 Study represents a pivotal milestone in Galmed’s transition to Aramchol Meglumine, an improved formulation of its lead compound in advanced clinical development

– Aramchol Meglumine, a New Chemical Entity (NCE) protected by patents until 2035, is being developed both as a standalone agent and in novel drug combinations for multiple indications influenced by fatty acid metabolism

– Initial findings suggest that the new Aramchol Meglumine formulation offers higher bioavailability than Aramchol free acid and that a once-daily, oral 200 mg dose is likely to be optimal for future trials, supporting improved patient compliance and potentially lowering manufacturing costs

TEL AVIV, Israel, April 10, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic, and gastrointestinal oncology indications, today announced positive preliminary results from Part 1 of the Ph1 Bioavailability AM-001 Study of Aramchol Meglumine.

Galmed has successfully advanced Aramchol acid through six clinical trials (up to Ph3) enrolling 661 subjects, establishing both its overall safety and its efficacy in treating NASH (MASH). The N-methylglucamine (meglumine) salt of Aramchol exhibits notable advantages over Aramchol acid, including enhanced solubility, absorption, and systemic exposure, translating to higher bioavailability. In recognition of these benefits, Aramchol Meglumine received NCE patent protection extending until 2035.

Previously, the FDA approved the transition from Aramchol acid to Aramchol Meglumine under a new IND, leveraging cross-reference to the substantial preclinical and clinical data amassed in recent years for Aramchol. The only requirement for this transition was a bioavailability study to compare the two formulations.

The AM-001 study was conducted in response to that FDA request and is also designed to help identify the doses best suited for advancing Aramchol Meglumine into Phase 2 studies. It consists of two parts, comparing single doses of Aramchol acid and Aramchol Meglumine in healthy volunteers. Part 2 of the study is anticipated to conclude in the second half of 2025.

In Part 1 of AM-001, preliminary results demonstrate that a 400 mg dose of Aramchol Meglumine suspension achieved an area under the curve (AUC) nearly double that of Aramchol acid tablets. Based on these outcomes, 200 mg once daily appears to be the optimal dose for subsequent clinical trials. This once-daily regimen not only simplifies patient adherence (moving from twice-daily to once-daily) but is also expected to reduce the overall cost of goods.

“Aramchol is the most advanced down regulator of SCD-1 (Stearoyl – CoA desaturase) in clinical development. Inhibition of SCD-1 has been recently investigated in multiple indications, re-emphasizing its metabolic master switch potential and importance in multiple organs and functions. We expect that the long patent runway of Aramchol Meglumine will allow us to develop the full therapeutical potential of the drug in the planned expansion in cardiometabolic diseases and gastrointestinal cancers we recently announced,” said Allen Baharaff, President and CEO of Galmed Pharmaceuticals.

These latest Part 1 data reinforce Galmed’s commitment to accelerating Aramchol Meglumine’s clinical program. As seen with other biopharmaceutical companies that have successfully introduced improved formulations—often resulting in increased market interest—Galmed believes that Aramchol Meglumine’s enhanced bioavailability, once-daily dosing, and robust patent protection position the Company favorably for continued growth. By building on its strong clinical foundation, Galmed aims to deliver innovative therapies for patients with significant unmet medical needs, while responsibly driving value for stakeholders.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, including the timing of completion of the AM 001 study, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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SOURCE Galmed Pharmaceuticals Ltd.

For further information: Investor and Media contact: Guy Nehemya, Chief Operating Officerinvestor.relations@galmedpharma.co